                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended       December 31, 1994
                                   -------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ____________ to ______________

       Commission file number  0-19162
                               -------


           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           BW/IP International, Inc.
                           Capital Accumulation Plan

           B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                                   BW/IP, Inc.
                             200 Oceangate Boulevard
                                    Suite 900
                           Long Beach, California 90802

FINANCIAL STATEMENTS
- --------------------

                                                                    Page(s)
                                                                    -------

    (1) Report of Independent Accountants                                4

    (2) Consent of Independent Accountants                               5

    (3) Financial Statements of the BW/IP International, Inc.
          Capital Accumulation Plan

             Statements of Net Assets Available for Plan
              Benefits, with Fund Information As Of
              December 31, 1994 and 1993                               7-8

             Statements of Changes in Net Assets Available
              For Plan Benefits, with Fund Information for the
              Years Ended December 31, 1994 and 1993                  9-10

             Notes to Financial Statements                           11-15

        Supplemental Schedules:

             Item 27a - Assets held for Investment Purposes As Of
              December 31, 1994                                         17

             Item 27d - Schedule of Reportable Transactions
              For the Year Ended December 31, 1994                      18

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     BW/IP International, Inc.
                                     Capital Accumulation Plan


Date:  June 28, 1995                 /s/ D. G. Taylor
                                     --------------------------------------
                                     D. G. Taylor
                                     Chairman

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



To the Participants and
Administration Committee of the
BW/IP International, Inc.
Capital Accumulation Plan


In our opinion the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan (the
Plan) at December 31, 1994 and 1993 and the changes in the net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analyses and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Costa Mesa, California

June 9, 1995

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44806) of BW/IP, Inc. (Formerly BWIP Holding, Inc.) of our report dated June 9, 1995 appearing in the Annual Report of the BW/IP International, Inc. Capital Accumulation Plan on Form 11-K for the year ended December 31, 1994.



PRICE WATERHOUSE LLP
Costa Mesa, California

June 9, 1995

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN
REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------

                                                                         DECEMBER 31, 1994
                                        ---------------------------------------------------------------------------------
                                                                          FUND INFORMATION
                                        ---------------------------------------------------------------------------------

                                            COMPANY                                AGGRESSIVE
                                             STOCK        INCOME       BALANCED       STOCK         LOAN
                                              FUND         FUND          FUND         FUND          FUND         TOTAL
                                           ----------   -----------   ----------   -----------   ----------   -----------
Cash and cash equivalents                  $   47,306   $ 3,180,446   $   20,000   $    20,386   $    5,556   $ 3,273,694

Investments, at fair value:
         Investment companies               4,410,903                  7,031,565    26,296,445                 37,738,913
         Group Annuity Contracts
          with insurance companies
          at contract value (Note 7)                     30,510,141                                            30,510,141
         Participant loans                                                                        2,312,433     2,312,433

Receivables:
         Participant contributions             65,572        82,029       49,735       152,814                    350,150
         Employer contributions               623,599                                                             623,599
         Accrued income                        26,204        18,509           64           165          195        45,137
                                           ----------   -----------   ----------   -----------   ----------   -----------

Net assets available for plan benefits     $5,173,584   $33,791,125   $7,101,364   $26,469,810   $2,318,184   $74,854,067
                                           ==========   ===========   ==========   ===========   ==========   ===========


              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------



                                                                         DECEMBER 31, 1993
                                        ---------------------------------------------------------------------------------
                                                                          FUND INFORMATION
                                        ---------------------------------------------------------------------------------
                                            COMPANY                                AGGRESSIVE
                                             STOCK        INCOME       BALANCED       STOCK         LOAN
                                              FUND         FUND          FUND         FUND          FUND         TOTAL
                                           ----------   -----------   ----------   -----------   ----------   -----------
Cash and cash equivalents                  $   20,017   $14,970,417   $   67,698   $    11,664   $      100   $15,069,896

Investments, at fair value:
         Investment companies               3,786,667     7,164,824    6,547,628    25,404,937                 42,904,056
         Group Annuity Contracts
          with insurance companies
          at contract value (Note 7)                     17,696,609                                            17,696,609
         Participant loans                                                                        1,790,258     1,790,258

Receivables:
         Participant contributions             92,340       161,765       55,895       155,002                    465,002
         Employer contributions                70,635                                                              70,635
         Investments sold                      72,594                                                              72,594
         Accrued income                        11,875         7,608           56            59           46        19,644
                                           ----------   -----------   ----------   -----------   ----------   -----------

Net assets available for plan benefits     $4,054,128   $40,001,223   $6,671,277   $25,571,662   $1,790,404   $78,088,694
                                           ==========   ===========   ==========   ===========   ==========   ===========



              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
- -------------------------------------------------------------------------
INFORMATION
- -----------

                                                                FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
                                        --------------------------------------------------------------------------------------
                                                                             FUND INFORMATION
                                        --------------------------------------------------------------------------------------
                                             COMPANY                                    AGGRESSIVE
                                              STOCK          INCOME       BALANCED        STOCK          LOAN
                                               FUND           FUND          FUND           FUND          FUND         TOTAL
                                           ------------   ------------   -----------   ------------   ----------   ------------
Additions (deductions) in net assets
available for plan benefits:

          Interest and dividends           $    87,421    $ 1,874,206    $  434,122    $    49,010    $  160,357   $ 2,605,116
          Net depreciation
           in fair value of investments     (1,325,428)      (570,192)     (732,286)      (529,355)                 (3,157,261)
          Contributions by participants      1,077,073        539,858       835,101      2,526,708                   4,978,740
          Contributions by employer          1,384,368                                                               1,384,368
          Benefit payments to
           participants                       (557,882)    (5,942,771)     (622,923)    (1,922,014)                 (9,045,590)
          Interfund transfers                  453,904     (2,111,199)      516,073        773,799       367,423
                                           -----------    -----------    ----------    -----------    ----------   -----------

Net increase (decrease) in net assets
         available for plan benefits         1,119,456     (6,210,098)      430,087        898,148       527,780    (3,234,627)

Net assets available for plan benefits,
         beginning of year                   4,054,128     40,001,223     6,671,277     25,571,662     1,790,404    78,088,694
                                           -----------    -----------    ----------    -----------    ----------   -----------

Net assets available for plan benefits,
         end of year                       $ 5,173,584    $33,791,125    $7,101,364    $26,469,810    $2,318,184   $74,854,067
                                           ===========    ===========    ==========    ===========    ==========   ===========


              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
- -------------------------------------------------------------------------
INFORMATION
- -----------

                                                                FOR THE PLAN YEAR ENDED DECEMBER 31, 1993
                                        -------------------------------------------------------------------------------------
                                                                            FUND INFORMATION
                                        -------------------------------------------------------------------------------------
                                             COMPANY                                   AGGRESSIVE
                                              STOCK         INCOME       BALANCED        STOCK          LOAN
                                              FUND           FUND          FUND           FUND          FUND         TOTAL
                                           -----------   ------------   -----------   ------------   ----------   ------------
Additions (deductions) in net assets
available for plan benefits:

          Interest and dividends           $   40,288    $ 2,124,305    $  372,900    $   251,816    $  108,817   $ 2,898,126
          Net appreciation
           (depreciation)
           in fair value of investments      (339,432)      (138,417)      471,469      4,901,986                   4,895,606
          Contributions by participants     1,082,400      1,368,993       708,037      1,810,016                   4,969,446
          Contributions by employer           827,335                                                                 827,335
          Benefit payments to                (205,216)    (1,908,826)     (162,581)      (796,991)                 (3,073,614)
           participants
         Interfund transfers                    5,956      1,883,756      (401,012)    (1,776,209)      287,509
                                           ----------    -----------    ----------    -----------    ----------   -----------

Net increase in net assets
         available for plan benefits        1,411,331      3,329,811       988,813      4,390,618       396,326    10,516,899

Net assets available for plan benefits,
         beginning of year                  2,642,797     36,671,412     5,682,464     21,181,044     1,394,078    67,571,795
                                           ----------    -----------    ----------    -----------    ----------   -----------

Net assets available for plan benefits,
         end of year                       $4,054,128    $40,001,223    $6,671,277    $25,571,662    $1,790,404   $78,088,694
                                           ==========    ===========    ==========    ===========    ==========   ===========


              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------
1.  DESCRIPTION OF THE PLAN

     GENERAL
     The BW/IP International, Inc. Capital Accumulation Plan (the "Plan") is a defined contribution plan covering all U.S. employees of BW/IP International, Inc. (the "Company"). An employee is eligible to participate in the Plan on the first day of the calendar quarter following the completion of three calendar months of employment commencing on his date of hire by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. The Plan is administered by a Committee of at least three persons appointed by the Board of Directors of the Company.

     CONTRIBUTIONS
     Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 16% of their annual wages before bonuses. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, Income Fund, Balanced Fund, and Aggressive Stock Fund.

     The Company makes matching contributions of 25% of the first 6% of a participant's pre-tax or after-tax contribution and after the end of the fiscal year the Company may make an additional matching contribution of up to 75% of the first 2% of a participant's pre-tax or after-tax contribution, based upon the Company's performance during the year. The Company intends to make all matching contributions in shares of common stock of BW/IP, Inc. (formerly known as BWIP Holding, Inc.), the parent of BW/IP International, Inc. Additional matching contributions were $563,340.00 and $0.00 in Plan years 1994 and 1993, respectively.

     PARTICIPANTS' ACCOUNTS
     Each participant's account is credited with the participant's contributions, Company matching contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances.

     VESTING
     All participant and Company contributions are fully vested at all times.

     BENEFIT PAYMENTS AND PARTICIPANT LOANS
     Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals and loans from the Plan can be made under certain circumstances. Participants may generally borrow up to 50% of their vested balance and the loans are collateralized by the participant's vested interest in the Plan.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------

     Amounts payable to employees who had withdrawn from the plan as of December 31, 1994 were $40,497 for the Company Stock Fund, $744,619 for the Income Fund, $817,865 for the Aggressive Stock Fund, and $151,885 for the Balanced Fund. Such amounts were $21,337, $92,961, $61,567, and $11,800, respectively, at December 31, 1993.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     VALUATION OF INVESTMENTS
     Investments in collective investment funds and common stock are stated at market value. Deposit contracts with insurance companies are stated at contract value adjusted to net realizable value (Note 7).

     INVESTMENT INCOME
     Dividend and interest income are recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of investments.

     RECLASSIFICATIONS
     Certain reclassifications have been made to the 1993 amounts to conform them to 1994 financial statement presentation.

3.   NET ASSETS BY INVESTMENT OPTION

     Plan participants may choose among four investment options:

     .  Income Fund - The primary objective is to provide a fixed rate of return
        -----------
        while preserving principal. The fund invests in Group Annuity Contracts
        (GACs) issued by insurance companies, U.S. Treasury securities, and high-quality money market instruments.

     .  Balanced Fund (Vanguard's Wellesley Income Fund) - This fund emphasizes
        -----------------------------------------------
        the idea of combining income and growth in a single fund in order to reduce risk and volatility through diversification. It invests in stocks and bonds, changing the portion invested in each as market conditions change. Stock dividends and bond interest provide income, while the securities offer the potential for capital appreciation when stock markets rise or interest rates fall.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------


     .  Aggressive Stock Fund (Fidelity Magellan Fund) - The primary objective
        ---------------------------------------------
        of this fund is to seek maximum capital appreciation by identifying and purchasing attractive, undervalued securities. The fund invests in companies with substantial promise of future earnings growth. Over time, it should generate the highest returns.

     .  Company Stock Fund - This fund is made up exclusively of shares of
        ------------------
        BW/IP, Inc. (formerly known as BWIP Holding, Inc.) common stock. It gives Company employees an opportunity to become a part-owner of the Company and share in its performance.

     The Plan is exposed to credit loss for the amount of the investments in the event of nonperformance by the other parties to the investment transactions. Nonperformance by the counterparties is not anticipated, except as described in Note 7.

4.   GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES AND INVESTMENTS

     The Plan's deposits with insurance companies and investments are held in trust funds administered by The Northern Trust Company of Chicago, Illinois, the Plan's Trustee ("Trustee").

5.   TAX STATUS

     A determination letter has been received from the United States Treasury Department which qualifies the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of Section 501(a).

     Subsequent Plan amendments are not included in the determination letter. The Plan sponsor believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the Internal Revenue Code and will thereby be exempt from federal income taxes.

6.   ADMINISTRATIVE EXPENSES

     Expenses incurred by the Plan for accounting and administration are borne by the Company. Such expenses amounted to $274,794 and $262,566 for the plan years ended December 31, 1994 and 1993, respectively.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------


7.   EXECUTIVE LIFE GROUP ANNUITY CONTRACT

     At December 31, 1990, the Plan held a Group Annuity Contract ("GAC") in the amount of $8,009,755, issued by Executive Life Insurance Company ("Executive Life"). The terms of the GAC included interest at an annual rate of 10.01% with scheduled maturity on June 30, 1992.

     On April 11, 1991, as a result of the State of California Insurance Commissioner's application for Order of Conservation, the Superior Court of California placed Executive Life of California into conservatorship. In connection therewith, the payment of certain obligations, including the Plan's GAC investment, was frozen. As a result of the above action, the Plan's Administration Committee formally segregated all assets of the Plan's Guaranteed Income Fund, which had been invested in the Executive Life GAC, into a new fund, named the "Executive Life Fund." As of that date, assets of the Executive Life Fund were allocated to participants' accounts based on their respective percentage interests in the Guaranteed Income Fund of the Plan, and were then frozen to all activity, including transfer and withdrawal of funds, and interest thereon was no longer accrued. The value of the GAC frozen at April 11, 1991 was $8,224,018 of which interest of $214,263 was not included in the December 31, 1991 financial statements resulting in an adjusted carrying value of $8,009,755. The carrying value of the GAC was further reduced in the December 31, 1992 and 1993 financial statements by $196,938 and $260,774, respectively, resulting in adjusted values of $7,812,817 and $6,167,175, respectively.

     On May 5, 1992, court appoval was given to the buyout of Executive Life by a French investment group. On March 22, 1993, the State of California Court of Appeals overturned the State of California Insurance Commissioner's Rehabilitation Plan citing certain deficiencies that had to be corrected. On June 6, 1993, a Revised Rehabilitation Plan was presented to the Court of Appeals and subsequently approved effective September 3, 1993.

     In December 1993, Executive Life retroactively adjusted the original GAC from $8,224,018 to $8,317,228. The adjusted value is used for calculating all settlement amounts.

     The Revised Rehabilitation Plan provided for an election between two scenarios: "Opting In" with recovery estimated at approximately 87% plus any state guarantee funds but no payment until September 3, 1998, or "Opting Out" with recovery forecasted by legal counsel at approximately 84% without full assurance of state guarantee funds but a first quarter 1994 payment of approximately 57% plus nominal interest, with the balance to be paid periodically over approximately five years.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------


     The Plan's Administrative Committee elected the "Opting Out" scenario, causing a payment totaling $5,691,803 to be made by Executive Life in three installments. The first installment of $1,384,868 was received in December 1993, the second installment of $3,356,187 was received in March 1994, and the third installment of $950,748 was received in March 1995. These funds, along with $55,710 interest, were transferred to the Income Fund with special provisions for participants to further elect to transfer their respective allocated amounts to other funds or make withdrawals in accordance with Plan provisions. The interest received was treated as a reduction in the principal amount of the investment. Future receipts of interest will be treated similarly.

     Based on the "Opting Out" scenario and an analysis of the most likely recovery from the state guarantee funds, management determined that the carrying value of the GAC of $2,755,278 at December 31, 1994 reflects its best estimate of the future payments to be received. The ultimate net realizable value is subject to recovery of funds from holdbacks, trusts, and other adjustments, along with state guarantee funds.

                             SUPPLEMENTAL SCHEDULES

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE I - ITEM 27a ASSETS HELD FOR INVESTMENT PURPOSES
- ---------------------------------------------------------


                                               DESCRIPTION OF INVESTMENT, INCLUDING                               CURRENT VALUE AT
 IDENTITY OF ISSUE, BORROWER,                    MATURITY  DATE, RATE OF INTEREST,                                  DECEMBER 31,
  LESSOR, OR SIMILAR PARTY                      COLLATERAL, PAR OR  MATURITY VALUE                    COST             1994
 ----------------------------                 --------------------------------------               -----------    ----------------
Investment Companies
- --------------------
  Fidelity Magellan Fund, Inc.                 393,659 shares                                      $24,937,935       $26,296,445
  Vanguard Wellesley Income Fund               412,409 shares                                        7,507,758         7,031,565
                                                                                                   -----------       -----------
     Total investment companies                                                                     32,445,693        33,328,010

U.S. Corporation Common Stock
- -----------------------------
  BW/IP, Inc. (formerly known as
   BWIP Holding, Inc.)                         257,571 shares, common stock, Class A                 5,568,478         4,410,903

Contracts with Insurance Companies
- ----------------------------------
  Executive Life Insurance Company /1/         Group Annuity Contract, Compound Bullet,
                                               10.01% annual rate, maturity 6/30/92                  4,486,604         2,755,278

  Canada Life Assurance Company                Group Annuity Contract, Compound Bullet,
                                               6.30% annual rate, maturity 9/30/96                   5,156,389         5,156,389

  MetLife Life Insurance Company               Group Annuity Contract, Compound Bullet,
                                               6.87% annual rate, maturity 9/30/95                   6,194,698         6,194,698

  CNA Insurance Company                        Group Annuity Contract, Compound Bullet,
                                               6.90% annual rate, maturity 3/31/97 and 3/31/98       5,104,359         5,104,359

  Commonwealth                                 Group Annuity Contract, Compound Bullet,
                                               6.83% annual rate, maturity 3/31/96 and 9/30/98       5,104,248         5,104,248

  Principal Mutual Life Insurance Company      Group Annuity Contract, Compound Bullet,
                                               7.15% annual rate, maturity 3/31/99                   5,178,113         5,178,113

  Hartford Life Insurance                      Group Annuity Contract, Compound Bullet,
                                               5.69% floating annual rate, maturity 12/31/94         1,017,056         1,017,056
                                                                                                   -----------       -----------
     Total contracts with insurance
        companies                                                                                   32,241,467        30,510,141

Participant loans
- -----------------
  Participant loans                            Loans to Plan participants, varying interest          2,312,433         2,312,433
   receivable                                    rates and maturities, collateralized by
                                                 vested interest in individual Plan accounts

Cash and Short-Term Investments
- -------------------------------
  Northern Trust Company Collective
    Short-Term Investment Fund                 3,273,694 units, par value                            3,273,694         3,273,694
                                                                                                   -----------       -----------
     Total assets held for investment                                                              $75,841,765       $73,835,181
                                                                                                   ===========       ===========

/1/ Refer to Note 7 of accompanying financial statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE II-ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS
- --------------------------------------------------------

     Itentity of                                                 Purchase        Selling
    Party Involved              Description of Asset              Price           Price
    --------------              --------------------           ------------    -----------
The Northern Trust Company      Northern Trust Company
                                Collective Short-Term
                                Investment Funds                $53,889,669

The Northern Trust Company      Northern Trust Company
                                Collective Short-Term
                                Investment Funds                               $65,685,871

Fidelity Management and         Fidelity Magellan
 and Research Company           Fund, Inc.                        4,295,928


The Vanguard Group              Vanguard Fixed
                                Income Fund                                      9,257,525

Canada Life Insurance Company   Group Annuity Contract,
                                Compound Bullet, 6.35%
                                annual rate, maturity 9/30/94                    6,002,271

Canada Life Insurance Company   Group Annuity Contract,
                                Compound Bullet, 6.35%
                                annual rate, maturity 9/30/94      5,156,389

Principal Mutual Insurance      Group Annuity Contract, Compound
Company                         Bullet, 7.15%, maturity 3/31/99    5,178,113

CNA Insurance Company           Group Annuity Contract, Compound
                                Bullet, 6.l90% annual rate,
                                maturity 3/31/97 and 3/31/98       5,104,359

Commonwealth Life Insurance     Group Annuity Contract, Compound
Company                         Bullet, 6.83% annual rate,
                                maturity 3/31/96 and 9/30/98       5,104,248

Federated Investment            Federated  Short and Intermediate
Counseling                      Term Government Fund               9,478,271

Federated Investment            Federated Short and Intermediate
Counseling                      Term Government Fund                             9,281,445

                                                                                        Current value
                                                   Expense                               of Asset on               Net
     Itentity of                Lease             Incurred with         Cost of           Transaction            Realized
    Party Involved              Rental             Transaction           Asset              Date                Gain/(loss)
    --------------              ------            -------------        -----------       -------------          -----------
The Northern Trust Company                                             $53,889,669        $53,889,669

The Northern Trust Company                                              65,685,871         65,685,871

Fidelity Management and
 and Research Company                                                    4,295,928          4,295,928

The Vanguard Group                                                       9,748,426          9,257,525            $(490,901)

Canada Life Insurance Company                                            6,002,271          6,002,271

Canada Life Insurance Company                                            5,156,389          5,156,389

Principal Mutual Insurance
Company                                                                  5,178,113          5,178,113

CNA Insurance Company                                                    5,104,359          5,104,359

Commonwealth Life Insurance
Company                                                                  5,104,248          5,104,248

Federated Investment
Counseling                                                               9,478,271          9,478,271

Federated Investment
Counseling                                                               9,478,271          9,281,445             (196,826)

Note - Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.